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                  Securities and Exchange Commission
                        Washington, D.C. 20549

                           Amendment No. 3
                                 to
                            SCHEDULE 13D
            Under the Securities Exchange Act of l934

Financial Bancorp, Inc.
________________________________________________________________
                  (Name of Issuer)
Common Stock, $.01 par value
________________________________________________________________
                  (Title of Class of Securities)


                        31738T100
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         July 15, 1998
________________________________________________________________
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.











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Cusip No. 31738T100

_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust - 13-2755856
_________________________________________________________________
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
_________________________________________________________________
                    7.   SOLE VOTING POWER -       83,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER -  83,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -    83,500
___________________________________________________________

12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.89

                                                        Page 3 of 5 Pages


___________________________________________________________
14.  TYPE OF
REPORTING PERSON*
     OO
_________________________________________________________________

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     This amendment amends statement on Schedule 13D dated September 4, 1997, as amended to date and except as amended hereby, the statement, as previously amended, remains in effect. Since BRT owns less than 5% of the Company's outstanding shares, it will not file any additional amendments, unless BRT pur-chases shares which brings its ownership above 5%.

Item 3.   Source and Amount of Funds or Other Consideration

     As of the date hereof, BRT owns 83,500 shares of Common Stock of the Company. The funds used to acquire these shares were derived from BRT's working capital.

Item 5.   Interest in Securities of the Issuer

     (a) BRT owns, as of this date, 83,500 shares of Common Stock of the Company, constituting approximately 4.89% of the 1,706,700 shares of Common Stock outstanding.

     (b) BRT has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns.

     (c) Since June 25, 1998, BRT has sold shares of Common Stock of the Company as follows:

         Date of Purchase  Number of Shares   Per Share Price
             7/09/98            20,000             33.50
             7/09/98            10,000             33.375
             7/14/98             7,500             33.25
             7/15/98             2,000             33.50
             7/15/98             2,500             33.50

All shares referred to above were sold in the over-the-counter market.

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                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: July 13, 1998


                             BRT REALTY TRUST



                            By s/Simeon Brinberg
                            Senior Vice President